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September 3, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Isabel Rivera
Dorrie Yale

Re:	Crown Reserve Acquisition Corp. I

Amendment No. 4 to Registration Statement on Form S-1
Filed August 1, 2025
File No. 333-287674
SEC Oral Comments received August 15, 2025

Dear Ms. Rivera and Ms. Yale:

On behalf of Crown Reserve Acquisition Corp. I (the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 5 (including certain exhibits) (“Amendment No. 5”) to the Registrant’s above-referenced Amendment No. 4 to Registration Statement on Form S-1 (collectively, the “Registration Statement”). This letter and Amendment No. 5 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission orally by telephone on August 15, 2025, and certain other updated information.

We hope that the foregoing has been helpful to the Staff’s understanding of the Company’s disclosure and that the disclosure modifications and exhibits in Amendment No. 5 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (713) 651-5328.

Very Truly Yours

By:	/s/ Lee McIntyre
Lee McIntyre

cc:	Prashant Patel (Crown Reserve Acquisition Corp. I)

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